Exhibit 99.5

Fortuna reports consolidated financial results for the third quarter 2018

 (All amounts expressed in US dollars, unless otherwise stated)

Vancouver, November 8, 2018-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported net income of $6.9 million, earnings per share of 4 cents and revenue of $59.6 million in the third quarter of 2018.

Jorge A. Ganoza, President and CEO, commented, “We have delivered a solid quarter in spite of a 12% and 5% decrease in silver and gold prices, respectively, in the third quarter, with earnings per share of $0.04, EBITDA of $24.2 million, and free cash flow, excluding Lindero construction costs, of $13.6 million.” Mr. Ganoza concluded, “The rate of spending at Lindero continues to increase as construction activities accelerate towards year end.  It is estimated that a total of between $110 million to $130 million will be spent in 2018. Construction activities are progressing according to the project´s schedule with commercial production planned for the end of the third quarter of 2019.”

Third quarter consolidated financial highlights:

•	Sales of $59.6 million, compared to $64.0 million in Q3 2017
•	Net income of $6.9 million, compared to $10.3 million in Q3 2017
•	Earnings per share of $0.04, compared to $0.06 in Q3 2017
•	Net cash provided by operations of $21.5 million and adjusted EBITDA of $24.2 million, compared to $20.3 million and $30.6 million, respectively, in Q3 2017
•	Free cash flow, excluding Lindero construction costs,[1] of $13.6 million and $42.2 million for the three and nine months ended September 30, 2018
•	Cash position, including short term investments, as at September 30, 2018 was $176.7 million
•	Silver and gold production totaled 2,230,465 and 12,542 ounces compared to 2,009,362 and 13,412 in Q3 2017
•	AISC[1] per silver equivalent[2] ounce was $10.8 compared to $11.1 in Q3 2017

1 All-in sustaining cash cost and free cash flow excluding Lindero construction costs are Non-GAAP Financial Measures

2 AISC/oz Ag Eq calculated at realized metal prices of $1,211/oz Au, $14.8/oz Ag, $1.0/lb Pb, and $1.2/lb Zn

Third quarter consolidated financial results

Consolidated Metrics	Q3 2018	Q3 2017	% Change	YTD 2018	YTD 2017	% Change

Financial (Expressed in $ millions except per share information and all-in sustaining cash costs)
Sales	$59.6	$64.0	-7%	$203.7	$192.8	6%
Mine operating income	16.5	24.9	-34%	79.2	74.3	7%
Operating income	10.5	18.9	-44%	55.3	52.7	5%
Net income	6.9	10.3	-33%	31.8	32.2	-1%

Earnings per share (basic)	0.04	0.06	-33%	0.20	0.20	0%
Earnings per share (diluted)	0.04	0.06	-33%	0.20	0.20	0%

Adjusted net income[1]	7.1	13.1	-46%	30.2	36.4	-17%
Adjusted EBITDA[1]	24.2	30.6	-21%	91.2	87.3	4%
Free cash flow[1]	(19.3)	8.3	-333%	(26.9)	9.9	-372%
Free cash flow excluding Lindero construction costs[1]	13.6	11.7	16%	42.2	17.7	138%
Capex (sustaining)	5.4	7.5	-28%	14.6	19.9	-27%
Capex (non-sustaining)	0.6	2.4	-74%	2.1	2.9	-27%
Capex (Lindero)	24.5	3.7	564%	41.8	8.3	402%
Capex (Brownfield)	2.4	2.2	9%	7.1	7.8	-10%
AISC ($/oz Ag)[1,2]	7.1	6.1	17%	4.1	6.8	-40%
AISC ($/oz Ag Eq)[1,3]	10.8	11.1	-3%	10.1	11.4	-12%

				Sep 30, 2018	Dec 31, 2017	% Change
Cash, cash equivalents, and short-term investments				$176.7	$212.6	-17%

Total assets				$738.3	$706.6	4%
Non-current bank loan				$39.6	$39.9	-1%

1 Non-GAAP financial measure. Refer to the Non-GAAP Measures at the end of this news release and in the associated MD&A for a description and calculation of these measures

2 Net of by-products from gold, lead, and zinc.

3 AISC/oz Ag Eq calculated at realized metal prices of $1,211/oz Au, $14.8/oz Ag, $1.0/lb Pb, and $1.2/lb Zn

Net income for the three months ended September 30, 2018 was $6.9 million or $0.04 per share compared to $10.3 million or $0.06 per share for the comparable quarter in 2017.  Sales for the third quarter of 2018 decreased 7% to $59.6 million compared to $64.0 million for the comparable quarter in 2017 due primarily to a decline in metal prices for silver, lead, and zinc and to a lesser extent, the timing of recognizing revenue on concentrates delivered to the warehouse prior to the end of the quarter of about $1.5 million, but which were not recognized in sales for the third quarter.

Operating income for the three months ended September 30, 2018 was $10.5 million, a 44% decrease from the $18.9 million of operating income for the comparable quarter in 2017.  The key drivers for the decrease were lower sales from a decline in metal prices, higher production costs at the Caylloma mine as well as a $1.4 million provision for a community support obligation that will be paid over the next 2.5 years.

Adjusted net income decreased 46% during the quarter to $7.1 million compared to $13.1 million for 2017.  Adjusted EBITDA decreased 21% to $24.2 million compared to $30.6 million for the comparable period in 2017.

Free cash flow, excluding Lindero construction costs, was $13.6 million in the quarter and $42.2 million year to date. At September 30, 2018, the Company had cash, cash equivalents and short-term investments of $176.7 million which along with our undrawn credit facility of $80.0 million will provide sufficient liquidity to meet our funding needs during the construction of the Lindero Project.

San Jose Mine, Mexico

	Three months ended September 30,		Nine months ended September 30,
Mine Production	2018	2017	2018	2017
Tonnes milled	262,710	263,697	784,297	799,420
Average tonnes milled per day	2,985	3,038	2,994	3,054

Silver
Grade (g/t)	258	229	270	231
Recovery (%)	91	91	92	92
Production (oz)	1,991,211	1,774,556	6,261,137	5,454,793
Metal sold (oz)	1,904,179	1,739,066	6,103,319	5,392,495
Realized price ($/oz)	14.82	16.85	16.08	17.16

Gold
Grade (g/t)	1.61	1.71	1.80	1.74
Recovery (%)	91	91	92	91
Production (oz)	12,387	13,248	41,692	40,773
Metal sold (oz)	12,098	12,817	40,943	40,079
Realized price ($/oz)	1,211	1,280	1,285	1,251

Unit Costs
Production cash cost ($/oz Ag)[1,2]	1.8	1.5	0.3	1.3
Production cash cost ($/oz Ag Eq)[1,3]	6.1	6.5	5.7	6.3
Production cash cost ($/t)[1]	63.3	62.2	63.0	60.3
Unit Net Smelter Return ($/t)	157.3	162.6	183.8	165.8
AISC ($/oz Ag)[1,2]	6.4	7.8	5.0	7.4
AISC ($/oz Ag Eq)[1,3]	9.1	10.5	8.8	10.3
1 Non-GAAP financial measure. Refer to the Non-GAAP Measures at the end of this news release and in the associated MD&A for a description and calculation of these measures
2 Net of by-product credits from gold
3 AISC/oz Ag Eq calculated at realized metal prices of $1,211/oz Au and $14.8/oz Ag

The San Jose Mine produced 1,991,211 ounces of silver, representing a 12% increase in silver production over the same period in 2017 while gold production declined 6% to 12,387 ounces compared to 13,248 ounces during the same period in 2017.  Average head grades for silver and gold were 258 g/t and 1.61 g/t which were 13% higher and 6% lower than the same period in 2017.

Cash cost per tonne of processed ore increased 2% to $63.3 for the third quarter compared to $62.2 for the same quarter in 2017 due primarily to higher energy tariffs and partially offset by lower mining costs.  Cash cost per for the nine months ended September 30, 2018 increased 4% to $63.0 compared to $60.3 for the comparable period in 2017 and was slightly above our annual guidance. Cash cost per tonne for the year is expected to remain within 5% of our annual guidance of $61.2.

Caylloma Mine, Peru

	Three months ended September 30,		Nine months ended September 30,
Mine Production	2018	2017	2018	2017
Tonnes milled	135,996	133,726	399,739	395,069
Average tonnes milled per day	1,511	1,486	1,503	1,480

Silver
Grade (g/t)	65	66	64	66
Recovery (%)	85	83	85	84
Production (oz)	239,253	234,806	692,101	704,624
Metal sold (oz)	250,255	226,155	696,765	691,659
Realized price ($/oz)	15.01	16.89	16.07	17.19

Lead
Grade (%)	2.74	2.87	2.70	2.77
Recovery (%)	92	91	91	91
Production (000's lbs)	7,576	7,650	21,802	22,031
Metal sold (000's lbs)	7,822	7,291	21,972	21,454
Realized price ($/lb)	0.96	1.06	1.06	1.03

Zinc
Grade (%)	4.24	4.26	4.27	4.16
Recovery (%)	90	90	90	90
Production (000's lbs)	11,483	11,241	33,947	32,670
Metal sold (000's lbs)	11,647	10,867	34,154	32,512
Realized price ($/lb)	1.15	1.35	1.37	1.26

Unit Costs
Production cash cost ($/oz Ag)[1,2]	(22.6)	(39.5)	(40.1)	(31.2)
Production cash cost ($/oz Ag Eq)[1,3]	8.5	7.2	7.4	8.0
Production cash cost ($/t)[1]	88.5	76.0	81.4	78.1
Unit Net Smelter Return ($/t)	151.7	170.4	173.7	159.9
AISC ($/oz Ag)[1,2]	1.4	(18.8)	(16.8)	(11.2)
AISC ($/oz Ag Eq)[1,3]	12.3	10.5	10.8	11.4
1 Non-GAAP financial measure. Refer to the Non-GAAP Measures at the end of this news release and in the associated MD&A for a description and calculation of these measures
2 Net of by-product credits from gold, lead, and zinc.
3 AISC/oz Ag Eq calculated at realized metal prices of $1,211/oz Au, $15.0/oz Ag, $1.0/lb Pb, and $1.2/lb Zn

The Caylloma Mine produced 7.6 million pounds of lead and 11.5 million pounds of zinc during the third quarter of 2018 representing a 2% increase in zinc production a 1% decrease in lead production over the same period in 2017.  Average head grades for lead and zinc were 2.74% and 4.24%.  Silver production was 239,253 ounces which was 2% higher than the comparable period in 2017.

Cash cost per tonne of processed ore for the third quarter of 2018 was $88.5 or 16% higher than the $76.0 cash cost for the comparable quarter in 2017. Cash cost per tonne on a year-to-date basis was $81.4 or 4% above 2017.  The slightly higher cash cost for the nine months ended September 30, 2018 was due to higher labour and related personnel expenses that came into effect on August 2018.  The Company expects an incremental cost of approximately $1.1 in the fourth quarter relating to a community support agreement entered into in the third quarter.  Cash cost per tonne for the year is expected to be within 5% of our annual guidance of $81.3.

Non-GAAP Financial Measures

The following tables represent the computation of certain Non-GAAP Financial Measures as referenced in this news release.

	Q3 2018	Adjustments	Q3 2018 Adjusted	Q3 2017	Adjustments	Q3 2017 Adjusted
Sales	$59.6	$-	$59.6	$64.0	$-	$64.0
Cost of sales	43.1	(1.4)	41.7	39.1	-	39.1
Mine operating income	16.5	1.4	17.9	24.9	-	24.9
Selling, general and administration	5.0	-	5.0	5.0	-	5.0
Exploration and evaluation	0.2	-	0.2	-	-	-
Share of loss of equity-accounted investee	0.1	(0.1)	-	0.1	(0.1)	-
Foreign exchange loss (gain)	0.8	-	0.8	0.1	-	0.1
Other expenses	(0.1)	-	(0.1)	0.8	0.6	1.4
Operating Income	10.5	1.5	12.0	18.9	(0.5)	18.4
Interest and finance costs	0.2	-	0.2	0.1	-	0.1
Gain (loss) on financial assets and liabilities carried at fair value	2.1	(1.2)	0.9	(3.2)	3.2	-
Income before taxes	12.8	0.3	13.1	15.8	2.7	18.5
Current income tax expense	6.0	-	6.0	6.7	(0.1)	6.6
Deferred income tax recovery	-	-	-	(1.2)	-	(1.2)
Net income and adjusted net income for the period	$6.8	$0.3	$7.1	$10.3	$2.8	$13.1
Earnings per share - basic	$0.04	$-	$0.04	$0.06	$-	$0.06

	YTD 2018	Adjustments	YTD 2018 Adjusted	YTD 2017	Adjustments	YTD 2017 Adjusted
Sales	$203.7	$-	$203.7	$192.8	$-	$192.8
Cost of sales	124.5	(1.4)	123.1	118.4	-	118.4
Mine operating income	79.2	1.4	80.6	74.4	-	74.4
Selling, general and administration	19.9	-	19.9	16.2	-	16.2
Exploration and evaluation	0.5	-	0.5	0.2	-	0.2
Share of loss of equity-accounted investee	(0.1)	0.1	-	0.1	(0.1)	-
Foreign exchange loss (gain)	2.5	-	2.5	3.3	-	3.3
Other expenses	1.0	(1.0)	-	1.8	(1.8)	0.0
Operating Income	55.3	2.3	57.6	52.6	1.9	54.6
Interest and finance costs	(0.1)	0.5	0.4	(0.4)	-	(0.4)
Gain (loss) on financial assets and liabilities carried at fair value	4.9	(5.4)	(0.5)	(4.2)	4.1	(0.1)
Income before taxes	60.2	(2.6)	57.6	48.0	6.0	54.1
Current income tax expense	27.9	(1.0)	26.9	23.5	1.8	25.3
Deferred income tax recovery	0.5	-	0.5	(7.6)	-	(7.6)
Net income and adjusted net income for the period	$31.8	$(1.6)	$30.2	$32.2	$4.2	$36.3
Earnings per share - basic	$0.20	$-	$0.20	$0.20	$-	$0.20

	Q3 2018	Q3 2017	YTD 2018	YTD 2018
Net Income for the period	$6.9	$10.3	$31.8	$32.2
Add back:
Community support provision	1.4	-	1.4	-
Net finance items	(0.2)	(0.1)	-	0.4
Depreciation, depletion, and amortization	11.4	10.8	34.0	32.9
Income taxes	5.9	5.5	28.4	15.8
Share of (income) loss of equity-accounted investee	0.1	-	(0.1)	0.1
Non-cash (gain) loss on financial instruments	(1.2)	3.3	(5.4)	4.1
Other operating expenses	(0.1)	0.8	1.1	1.8
Adjusted EBITDA	$24.2	$30.6	$91.2	$87.3

(Expressed in $ millions)	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Free Cash Flow
Net cash provided by operating activities	$21.9	$20.4	$64.2	$41.2
Less: Purchases of mineral properties, plant and equipment	(34.8)	(11.7)	(62.3)	(32.4)
Less: Deposits on long term assets, net	(6.6)	0.5	(29.8)	(3.2)
Less: Current income tax expense	(6.0)	(6.7)	(27.9)	(23.5)
Add: Income taxes paid	6.2	5.8	28.9	27.8
Free cash flow	$(19.3)	$8.3	$(26.9)	$9.9
Add: Lindero construction capital expenditures	25.1	2.7	37.3	7.1
Add: Greenfield capital expenditures	0.7	0.7	2.2	0.7
Add: Deposits on long term assets - Lindero construction	7.1	-	29.6	-
Free cash flow excluding Lindero construction costs	$13.6	$11.7	$42.2	$17.7

The financial statements and MD&A are available on SEDAR and have also been posted on the Company's website at https://www.fortunasilver.com/investors/financials/2018/.

Conference call to review third quarter financial and operations results

Date:  Friday, November 9, 2018

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 10460

Playback of the conference call will be available until November 23, 2018 at 11:59 p.m. Eastern.  Playback of the webcast will be available until November 8, 2019.  In addition, a transcript of the call will be archived on the company’s website: https://www.fortunasilver.com/investors/financials/2018/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”,  “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; all-in cash cost per ounce of silver equivalent production; adjusted net (loss) income; operating cash flow per share before changes in working capital; free cashflow; income taxes and interest income; and adjusted EBITDA.  These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar.  These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.